787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

April 20, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Joint Proxy Statement
Apollo Senior Floating Rate Fund Inc. (AFT)
(SEC File No. 811-22481)
Apollo Tactical Income Fund Inc. (AIF, and together with AFT, the “Funds”)
(SEC File No. 811-22591)

Ladies and Gentleman:

This letter is in response to telephonic comments provided by Raymond Be of the staff of the Securities and Exchange Commission (“Staff”) to Neesa P. Sood of Willkie Farr & Gallagher LLP on April 18, 2022 with respect to the preliminary joint proxy statement on Schedule 14A of the Funds for their 2022 annual shareholder meetings (the “Proxy Statement”). For the convenience of the Staff, the comments are summarized below. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under each comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proxy Statement.

Comment No. 1: Please revise to include a brief discussion of the Board’s consideration of the proposal to change AFT’s fundamental investment restriction with respect to loans.

Response: The disclosure will be revised as requested in the definitive proxy statement.

Comment No. 2: Please revise to discuss whether AFT contemplates a strategy shift to loan originations as a result of the proposal to change the fundamental investment restriction with respect to loans. Please also revise to discuss how substantial such loan originations will be and what the potential impacts to Fund expenses and portfolio composition will be.

Response: The disclosure will be revised as requested in the definitive proxy statement.

Comment No. 3: The proxy card for AIF shows Proposals 1 and 3 (and skips Proposal 2 since that is applicable to only AFT). Consider revising the proxy card for AIF to explain why Proposal 2 is not included to avoid shareholder confusion (e.g., say that it is not applicable).

Response: AIF’s proxy card will be revised to indicate that Proposal 2 is “Not applicable”.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (202) 303-1232 or P. Jay Spinola at (212) 728-8970.

Very truly yours,

/s/ Neesa P. Sood
Neesa P. Sood

Enclosures

cc:	Kristin Hester, Apollo Global Management, Inc.
P. Jay Spinola, Willkie Farr & Gallagher LLP
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